NYSE
AN ICE EXCHANGE

February 3, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of INTERNATIONAL BUSINESS MACHINES CORPORATION, under the Exchange Act of 1934:

- €1,000,000,000 3.000% Notes Due 2031
- €1,000,000,000 3.450% Notes Due 2034
- €750,000,000 3.850% Notes Due 2038
- €750,000,000 Floating Rate Notes Due 2028

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com